Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Julie M. Allen

Member of the Firm

d 212.969.3155

f 212.969.2900

jallen@proskauer.com

www.proskauer.com

October 2, 2014

VIA ELECTRONIC TRANSMISSION

AND OVERNIGHT COURIER

Mr. Perry J. Hindin

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Annie’s, Inc.
Schedule 14D-9
Filed September 22, 2014
SEC File No. 005-86789

Dear Mr. Hindin:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Annie’s, Inc. (the “Company”) on September 22, 2014 (the “Schedule 14D-9”), in your letter dated October 1, 2014 (the “Comment Letter”).

We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 1 to the Schedule 14D-9 that will be filed with the Commission on today’s date.

For your convenience, your comments are set forth in this letter, followed by the Company’s responses.

Financial Projections, page 30

1.	This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Item 4 of the Schedule 14D-9 has been amended to add the reconciliation disclosure required by Rule 100 of Regulation G.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Mr. Perry J. Hindin

United States Securities and Exchange Commission

October 2, 2014

Termination of the Offer Pursuant to the Merger Agreement to Pursue the Merger…, page 34

2.	We note the disclosure on this page and on page 22 of the Offer to Purchase under the heading “Conversion Event; Stockholder Vote Alternative” indicating that the Purchaser may request that Annie’s prepare a proxy statement, even prior to a Conversion Event, under certain circumstances and that “[u]pon such request, Annie’s will be required to file the proxy statement with the SEC within five business days and thereafter use its reasonable best efforts to, among other things, obtain clearance of the proxy statement by the SEC as promptly as practicable.” When considering the timing of such request and subsequent action by Annie’s, please be advised that we do not believe the filing of a definitive proxy statement before the expiration of the tender offer is consistent with Exchange Act Rule 14e-5.

The Company respectfully acknowledges the Staff’s position that they do not believe that the filing of a definitive proxy statement before the expiration of the tender offer is consistent with Exchange Act Rule 14e-5, and respectfully submits to the Staff that in the specified circumstances it would be required to file only a preliminary proxy statement prior to the expiration of the tender offer.

In connection with this response, the undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen

cc:	Steven L. Richie (Annie’s, Inc.)